Exhibit 99.222

NexTech Music Industry AR App ‘AiRShow’ Launching NEW Ticketing Capabilities

AR Human Hologram App adresses the $50 billion global music industry

Vancouver B.C. –October 21, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is pleased to announce that it’s AirShow app, will have in-app purchases and ticketing capabilities beginning in early November. The AiRShow application turns your favorite music artist into a ‘live’ hologram that you can interact with in your living room, providing an immersive and engaging AR experience all music fans will love. With live concerts and performances shut down due to COVID19 this new ticketing feature provides a much-needed solution for music artists to generate revenue, which NexTech will share in.

AiRShow DEMO VIDEO

The company is also building the ability to create virtual venues for events in the AiRShow app which is expected to launch before year end. These venues will feature a real-time 3D environment which the human hologram can be placed in, creating a totally new kind of immersive interactive AR music experience. Ultimately the company is planning on offering ‘live streaming’ of a human hologram as a feature in the AiRShow app which opens the door to a new communication portal that could rival Facebook’s Facetime only in 3D/AR.

Evan Gappelberg, CEO of NexTech comments, “with AiR Show, our goal is to make creating AR human holograms content easy so that anyone can create their own hologram. We want AR to be for everyone. To that end we are building the technology which will allow anyone with the AiRShow app to create their own human hologram of themselves in minutes, no special programming or green screen required. He continues “we see a global growing demand for human holograms beyond just music. Imagine your favorite motivational speaker, actor, social media star, family member, friend or even politician beaming into your living room as a full size human hologram on demand, we are not as far away from this capability as people might think. In fact I beamed my own live hologram from Toronto to LA and it was a WOW! moment for me. I believe that human holograms can quickly become a multi-million-dollar business for us and as the technology advances can disrupt entire industries.”

He continues, “It’s a very exciting time for our AR business as the adoption of augmented reality is happening very fast, stimulating us to aggressively hire talent to ramp up our delivery of client projects as well as invest in and accelerate the development of our new AR capabilities. We are in a unique position as we are a diversified company in the fastest growing business segments of the global economy including AR, eCommerce, video conferencing, virtual events, and 3D/AR advertising.”

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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